Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 7 to Registration Statement No. 333-136352 of our report dated April 18, 2005, October 12, 2006, as to the effects of the restatement discussed in Note 17 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 17), relating to the consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows of CitiSteel USA, Inc. and Subsidiary for the year ended December 31, 2003 appearing in the Prospectus, which is part of such Registration Statement and to the reference to us under the heading “Experts” in such Prospectus.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

December 15, 2006